Mail Stop 4561

March 8, 2006

Nicholas H. VandenBrekel, Chief Executive Officer
Sequiam Corporation
300 Sunport Lane
Orlando, FLA 32809

> **Re:** **Sequiam Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **File No. 333-130806**
> **Filed on February 21, 2006**
>
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed on April 14, 2005 and amended on February 9, 2006**
>
> **Form 10-QSB for the quarterly period ended March 31, 2005**
> **Filed on May 23, 2005 and amended on February 3, 2006**
>
> **Form 10-QSB for the quarterly period ended September 30, 2005**
> **Filed on November 21, 2005 and amended on January 20, 2006 and February 9, 2006**
>
> **Form 8-K filed on December 2, 2005**

Dear Mr. VandenBreckel:

　　We have reviewed your amended filings. Where indicated, we think you should revise your document in response to these comments.

Registration Statement on Form SB-2/A

General

1. We note your revisions in response to our prior comment 1 of our letter dated January 25, 2006. With respect to the discussion of the acquisition of the securities held by Laurus Master Fund, Ltd. and the Trust, please include a

materially complete description of the nature of the pre-existing relationships between the Trust, Laurus, and Sequiam, and how the various agreements and arrangements between these entities impact the number of securities that you are registering for resale on its' behalf. To the extent that you need to refer to key documents that govern the sales of these securities, please ensure that you provide a concise and understandable description of the significant terms of each document and how those terms relate to the number of securities being registered here. Describe the background of the various arrangements and agreements, including the delivery by the Trust of $1,000,000 to Laurus in full settlement of an outstanding secured convertible term note, the "original financing arrangement" with Laurus, and the "certain Assignment, Assumption and Release" dated May 18, 2005, and discuss how they affect this offering by selling securityholders.

<u>Signatures</u>

2. We reissue our prior comment 7 of our letter dated January 25, 2006. Please have Mr.Mroczkowski sign in the capacity required by Instruction 1 for signatures on Form SB-2, which requires a signature by the company's principal financial officer <u>and</u> its controller or principal accounting officer. See also Section 6(a) of the Securities Act.

<u>Form 10-QSB/A for the quarter ended September 30, 2005 filed on January 20, 2006</u>
<u>Form 10-QSB/A for the quarter ended March 31, 2005 filed on February 3, 2005</u>
<u>Form 10-KSB/A for the fiscal year ended December 31, 2004 filed on February 9, 2006</u>
<u>Form 10-QSB/A for the quarter ended September 30, 2005 filed on February 9, 2006</u>

3. Pursuant to Section 302 of the Sarbanes-Oxley Act, every amendment to a periodic report must include a certification. Please revise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Randolph H. Fields, Esq.
         by facsimile: 407-420-5909